SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

HashiCorp, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

418100103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 14

CUSIP #418100103	Page 2 of 16

1	NAME OF REPORTING PERSONS True Ventures III, L.P. (“TV III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,451,213[1] shares, except that True Venture Partners III, L.L.C. (“TVP III”), the general partner of TV III, may be deemed to have sole power to vote these shares, and Philip D. Black (“Black”) and Jon Callaghan (“Callaghan”), the managing members of TVP III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,451,213[1] shares, except that TVP III, the general partner of TV III, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVP III, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,451,213
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.9%[2]
12	TYPE OF REPORTING PERSON	PN

1 The Reporting Person holds 3,451,213 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the election of the Reporting Person to the extent such conversion would not result in the Reporting Person or other investment entities managed by, or individuals affiliated with, the Reporting Person, holding more than 9.99% of the outstanding Class A Common Stock.

2 This percentage is calculated based on 120,792,247 shares of Class A Common Stock, which is the sum of the 117,341,034 shares of Class A Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in its Form 10-Q for the quarter ended October 31, 2023, filed on December 7, 2023 (the “Form 10-Q”), and the number of shares of Class B Common Stock held by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 75,071,954 shares of Class B Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q.

CUSIP #418100103	Page 3 of 16

1	NAME OF REPORTING PERSONS True Ventures III-A, L.P. (“TV III-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
283,665[3] shares, except that TVP III, the general partner of TV III-A, may be deemed to have sole power to vote these shares, and Black and Callaghan, the managing members of TVP III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
283,665[3] shares, except that TVP III, the general partner of TV III-A, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVP III, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	283,665
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%[4]
12	TYPE OF REPORTING PERSON	PN

3 The Reporting Person holds 283,665 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the election of the Reporting Person to the extent such conversion would not result in the Reporting Person or other investment entities managed by, or individuals affiliated with, the Reporting Person, holding more than 9.99% of the outstanding Class A Common Stock.

4 This percentage is calculated based on 117,624,699 shares of Class A Common Stock, which is the sum of the 117,341,034 shares of Class A Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q, and the number of shares of Class B Common Stock held by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 78,239,502 shares of Class B Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q.

CUSIP #418100103	Page 4 of 16

1	NAME OF REPORTING PERSONS True Venture Partners III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,734,878[5] shares, which are directly owned by TV III and TV III-A. TVP III, the general partner of TV III and TV III-A, may be deemed to have sole power to vote these shares, and Black and Callaghan, the managing members of TVP III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,734,878[5] shares, which are directly owned by TV III and TV III-A. TVP III, the general partner of TV III and TV III-A, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVP III, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,734,878
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.1%[6]
12	TYPE OF REPORTING PERSON	OO

5 The Reporting Person holds beneficial ownership of 3,734,878 shares of Class B Common Stock, 3,451,213 which are directly held by TV III and 283,665 which are directly held by TV III-A. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the election of TV III and TV III-A to the extent such conversion would not result in the Reporting Person or other investment entities managed by, or individuals affiliated with, the Reporting Person, holding more than 9.99% of the outstanding Class A Common Stock.

6 This percentage is calculated based on 121,075,912 shares of Class A Common Stock, which is the sum of the 117,341,034 shares of Class A Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q, and the number of shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 74,788,289 shares of Class B Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q.

CUSIP #418100103	Page 5 of 16

1	NAME OF REPORTING PERSONS True Ventures Select II, L.P. (“TVS II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
165,970[7] shares, except that True Venture Partners Select II, L.L.C. (“TVPS II”), the general partner of TVS II, may be deemed to have sole power to vote these shares, and Black and Callaghan, the managing members of TVPS II, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
165,970[7] shares, except that TVPS II, the general partner of TVS II, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVPS II, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	165,970
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%[8]
12	TYPE OF REPORTING PERSON	PN

7 The Reporting Person holds 165,970 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the election of the Reporting Person to the extent such conversion would not result in the Reporting Person or other investment entities managed by, or individuals affiliated with, the Reporting Person, holding more than 9.99% of the outstanding Class A Common Stock.

8 This percentage is calculated based on 117,507,004 shares of Class A Common Stock, which is the sum of the 117,341,034 shares of Class A Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q, and the number of shares of Class B Common Stock held by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 78,357,197 shares of Class B Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q.

CUSIP #418100103	Page 6 of 16

1	NAME OF REPORTING PERSONS True Venture Partners Select II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
165,970[9] shares, of which 165,970 are directly owned by TVS II. TVPS II, the general partner of TVS II, may be deemed to have sole power to vote these shares, and Black and Callaghan, the managing members of TVPS II, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
165,970[9] shares, of which 165,970 are directly owned by TVS II. TVPS II, the general partner of TVS II, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVPS II, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	165,970
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%[10]
12	TYPE OF REPORTING PERSON	OO

9 The Reporting Person holds beneficial ownership of 165,970 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the election of TVS II to the extent such conversion would not result in the Reporting Person or other investment entities managed by, or individuals affiliated with, the Reporting Person, holding more than 9.99% of the outstanding Class A Common Stock.

10 This percentage is calculated based on 117,507,004 shares of Class A Common Stock, which is the sum of the 117,341,034 shares of Class A Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q, and the number of shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 78,357,197 shares of Class B Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q.

CUSIP #418100103	Page 7 of 16

1	NAME OF REPORTING PERSONS True Ventures Select III, L.P. (“TVS III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,787[11] shares, except that True Venture Partners Select III, L.L.C. (“TVPS III”), the general partner of TVS III, may be deemed to have sole power to vote these shares, and Black and Callaghan, the managing members of TVPS III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
9,787[11] shares, except that TVPS III, the general partner of TVS III, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVPS III, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,787
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%[12]
12	TYPE OF REPORTING PERSON	PN

11 The Reporting Person holds 9,787 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the election of the Reporting Person to the extent such conversion would not result in the Reporting Person or other investment entities managed by, or individuals affiliated with, the Reporting Person, holding more than 9.99% of the outstanding Class A Common Stock.

12 This percentage is calculated based on 117,350,821 shares of Class A Common Stock, which is the sum of the 117,341,034 shares of Class A Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q, and the number of shares of Class B Common Stock held by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 78,513,380 shares of Class B Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q.

CUSIP #418100103	Page 8 of 16

1	NAME OF REPORTING PERSONS True Venture Partners Select III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,787[13] shares, of which 9,787 are directly owned by TVS III. TVPS III, the general partner of TVS III, may be deemed to have sole power to vote these shares, and Black and Callaghan, the managing members of TVPS III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
9,787[13] shares, of which 9,787 are directly owned by TVS III. TVPS III, the general partner of TVS III, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVPS III, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,787
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%[14]
12	TYPE OF REPORTING PERSON	OO

13 The Reporting Person holds beneficial ownership of 9,787 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the election of TVS III to the extent such conversion would not result in the Reporting Person or other investment entities managed by, or individuals affiliated with, the Reporting Person, holding more than 9.99% of the outstanding Class A Common Stock.

14 This percentage is calculated based on 117,350,821 shares of Class A Common Stock, which is the sum of the 117,341,034 shares of Class A Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q, and the number of shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 78,513,380 shares of Class B Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q.

CUSIP #418100103	Page 9 of 16

1	NAME OF REPORTING PERSONS Philip D. Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 537,678 shares.
6	SHARED VOTING POWER
		3,926,977 shares, which are directly owned by TV III, TV III-A, TVS II, TVS III and a limited liability company controlled by Black. TVP III is the general partner of TV III and TV III-A, TVPS II is the general partner of TVS II and TVPS III is the general partner of TVS III, and Black, a managing member of TVP III, TVPS II and TVPS III, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 537,678 shares.
8	SHARED DISPOSITIVE POWER
		3,926,977 shares, which are directly owned by TV III, TV III-A, TVS II, TVS III and a limited liability company controlled by Black. TVP III is the general partner of TV III and TV III-A, TVPS II is the general partner of TVS II and TVPS III is the general partner of TVS III, and Black, a managing member of TVP III, TVPS II and TVPS III, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,464,655[15]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.7%[15]
12	TYPE OF REPORTING PERSON	IN

15 The Reporting Person directly holds 537,678 shares of Class A Common Stock and holds beneficial ownership of (i) 16,342 shares of Class A Common Stock, which are directly held by a limited liability company controlled by the Reporting Person and (ii) 3,910,635 shares of Class B Common Stock, 3,451,213 which are directly held by TV III, 283,665 which are directly held by TV III-A, 165,970 which are directly held by TVS II and 9,787 which are directly held by TVS III. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the election of TV III, TV III-A, TVS II and TVS III to the extent such conversion would not result in the Reporting Person collectively holding more than 9.99% of the outstanding Class A Common Stock. The aggregate amount beneficially owned and the percentage of class represented by such amount are calculated based on 121,251,669 shares of Class A Common Stock, which is the sum of the 117,341,034 shares of Class A Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q, and the number of shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 74,612,532 shares of Class B Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q.

CUSIP #418100103	Page 10 of 16

1	NAME OF REPORTING PERSONS Jon Callaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 464,271 shares.
6	SHARED VOTING POWER
		3,910,635 shares, which are directly owned by TV III, TV III-A, TVS II and TVS III. TVP III is the general partner of TV III and TV III-A, TVPS II is the general partner of TVS II and TVPS III is the general partner of TVS III, and Callaghan, a managing member of TVP III, TVPS II and TVPS III, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 464,271 shares.
8	SHARED DISPOSITIVE POWER
		3,910,635 shares, which are directly owned by TV III, TV III-A, TVS II and TVS III. TVP III is the general partner of TV III and TV III-A, TVPS II is the general partner of TVS II and TVPS III is the general partner of TVS III, and Callaghan, a managing member of TVP III, TVPS II and TVPS III, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,374,906[16]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.6%[16]
12	TYPE OF REPORTING PERSON	IN

16 The Reporting Person directly holds 464,271 shares of Class A Common Stock and holds beneficial ownership of 3,910,635 shares of Class B Common Stock, 3,451,213 which are directly held by TV III, 283,665 which are directly held by TV III-A, 165,970 which are directly held by TVS II and 9,787 which are directly held by TVS III. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the election of TV III, TV III-A, TVS II and TVS III to the extent such conversion would not result in the Reporting Person collectively holding more than 9.99% of the outstanding Class A Common Stock. The aggregate amount beneficially owned and the percentage of class represented by such amount are calculated based on 121,251,669 shares of Class A Common Stock, which is the sum of the 117,341,034 shares of Class A Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q, and the number of shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 74,612,532 shares of Class B Common Stock reported by the Issuer to be outstanding as of December 1, 2023 in the Form 10-Q.

CUSIP #418100103	Page 11 of 16

This Amendment No. 2 amends the Statement on Schedule 13G previously filed by True Ventures III, L.P., a Delaware limited partnership (“TV III”), True Ventures III-A, L.P., a Delaware limited partnership (“TV III-A”), True Venture Partners III, L.L.C., a Delaware limited liability company (“TVP III”), True Ventures Select II, L.P., a Delaware limited partnership (“TVS II”), True Venture Partners Select II, L.L.C., a Delaware limited liability company (“TVPS II”), True Ventures Select III, L.P., a Delaware limited partnership (“TVS III”), True Venture Partners Select III, L.L.C., a Delaware limited liability company (“TVPS III”), Philip D. Black (“Black”) and Jon Callaghan (“Callaghan”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 2.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2023:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:         ☒ Yes

CUSIP #418100103	Page 12 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024

True Ventures III, L.P., a Delaware limited partnership

By:	True Venture Partners III, L.L.C.,
a Delaware limited liability company,
its general partner

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

True Ventures III-A, L.P., a Delaware limited partnership

By:	True Venture Partners III, L.L.C.,
a Delaware limited liability company,
its general partner

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

True Venture Partners III, L.L.C., a Delaware limited liability company

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

True Ventures Select II, L.P., a Delaware limited partnership

By:	True Venture Partners Select II, L.L.C.,
a Delaware limited liability company,
its general partner

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

CUSIP #418100103	Page 13 of 16

True Venture Partners Select II, L.L.C., a Delaware limited liability company

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

True Ventures Select III, L.P., a Delaware limited partnership

By:	True Venture Partners Select III, L.L.C.,
a Delaware limited liability company,
its general partner

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

True Venture Partners Select III, L.L.C., a Delaware limited liability company

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

Philip D. Black

/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

JON CALLAGHAN

/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

CUSIP #418100103	Page 14 of 16

EXHIBIT INDEX

		Found on Sequentially
Exhibit		Numbered Page

Exhibit A:	Agreement of Joint Filing	15

Exhibit B:	Power of Attorney	16

CUSIP #418100103	Page 15 of 16

Exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of the Issuer shall be filed on behalf of each of the Reporting Persons. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.

CUSIP #418100103	Page 16 of 16

Exhibit B

Power of Attorney

James G. Stewart has signed this Schedule 13G as Attorney-in-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.